C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2008 NOV 12 P 1:29

08005826

Ref : BC/CPP/097/08

BY AIRMAIL

31st October, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

PROCESSED
NOV 14 2008
THOMSON REUTERS

Attn : International Corporate Finance

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 31st October, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement relating to Major and Connected Transaction: Increase of Guaranty by a wholly-owned subsidiary
Date : 30th October, 2008
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

MAJOR AND CONNECTED TRANSACTION : INCREASE OF GUARANTY BY A WHOLLY-OWNED SUBSIDIARY

The Guaranty

Reference is made to the announcement of the Company dated 4 July 2007 in relation to the provision of the Guaranty by EKCM, a wholly owned subsidiary of the Company, in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group up to the maximum amount of US$19 million.

On 30 October 2008, EKCM entered into an Amendment Agreement to increase the amount of the Guaranty.

The New Guaranty will constitute a major and connected transaction for the Company under the Listing Rules and will be subject to reporting, announcement and independent shareholders' approval requirements. To the best knowledge of the Directors, as no Shareholder has any interest in the Amendment Agreement, none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for approving the major and connected transaction contemplated under the Amendment Agreement. CPI Holding and Worth Access, each of which is wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders, and which hold on an aggregate basis approximately 51.39% of the issued share capital of the Company as at the date of this announcement, have given their written approval of the New Guaranty. Application has been made to the Stock Exchange for a waiver of the requirement of holding a general meeting to approve the Amendment Agreement and to accept the written independent shareholders' approval pursuant to Rule 14A.43 of the Listing Rules.

A circular containing further details of the New Guaranty will be despatched to Shareholders in due course.

Reference is made to the announcement of the Company dated 4 July 2007 in relation to the provision of the Guaranty by EKCM, a wholly owned subsidiary of the Company, in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group up to the maximum amount of US$19 million.

On 30 October 2008, EKCM entered into an Amendment Agreement to increase the amount of the Guaranty.

1. THE AMENDMENT AGREEMENT

(a) Date

30 October 2008

(b) Parties

EKCM acting as guarantor in favour of CCFL.

(c) Details of the New Guaranty

Under the New Guaranty in favour of CCFL, EKCM guaranteed the Obligations of the ECI Metro Group up to the maximum amount of US$30.55 million, on the basis of joint and several liability with the ECI Metro Group.

INFORMATION ON THE PARTIES

The Group is principally engaged in the production and sale of Chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

CCFL is principally engaged in the provision of financing in the PRC in relation to the purchase and/or rental of construction machinery and tools under the Caterpillar brand name. The Directors confirm that, to the best of their knowledge, CCFL is a third party independent of the Company and any connected person of the Company and is not itself a connected person of the Company.

REASONS FOR THE INCREASE OF THE GUARANTY

ECI Metro is a jointly-controlled entity of the Company in which EKCM, a wholly-owned subsidiary of the Company, has a 50% indirect equity interest. ECI Metro is the sole agent of the Caterpillar brand of construction machinery and tools in the western region of the PRC providing sales, leasing and repair services. ECI Metro Group has borrowed and will continue to borrow from CCFL to fund its purchase of Caterpillar brand construction machinery and tools, and CCFL has agreed to increase such loans against, amongst other things, the guarantee to be provided by EKCM as provided in the New Guaranty.

Given that (i) the New Guarantee will provide support to ECI Metro for securing greater credit line offered by CCFL for its increasing scale of operation and therefore strengthen its revenue stream and profitability and will in turn benefit the Group; (ii) EKCM is guaranteeing up to the maximum amount of US$30.55 million of liability of the total maximum liability of US$61.1 million of the ECI Metro Group, which is reflective of the equal shareholding held by each of the two shareholders in ECI Metro; and (iii) the other shareholder of ECI Metro will provide guarantee with the same amount and term as that under the New Guaranty, the Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from the independent financial adviser) consider that the provision of New Guarantee is in the interests of the Company and the Shareholders as a whole and that the terms of the New Guaranty are fair and reasonable.

LISTING RULES IMPLICATIONS

Mr. Chatchaval Jiaravanon, an executive Director, is the son-in-law of Mr. Thongsai Burapachaisri, who holds an approximately 92.4% equity interest in Metro Tractors Co., Ltd., which in turn holds a 50% equity interest in ECI Metro (with the other 50% indirectly held by EKCM). Pursuant to Chapter 14A of the Listing Rules, Mr. Thongsai Burapachaisri is a connected person of the Company. As the New Guaranty represents more than 25% of the total market capitalisation of the Company, it will constitute a major and connected transaction under the Listing Rules and will be subject to reporting, announcement and independent shareholders' approval requirements. To the best knowledge of the Directors, as no Shareholder has any interest in the Amendment Agreement, none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for approving the major and connected transaction contemplated under the Amendment Agreement. CPI Holding and Worth Access, each of which is wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders, and which hold on an aggregate basis approximately 51.39% of the issued share capital of the Company as at the date of this announcement, have given their written approval of the New Guaranty. CPI Holding and Worth Access hold 1,004,014,695 and 481,250,000 shares in the Company, respectively. Application has been made to the Stock Exchange for a waiver of the requirement of holding a general meeting to approve the Amendment Agreement and to accept the written independent shareholders' approval pursuant to Rule 14A.43 of the Listing Rules.

A circular containing further details of the New Guaranty will be despatched to Shareholders in due course.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Amendment Agreement"	the amendment agreement to the Guaranty entered into on 30 October 2008 between EKCM and CCFL
"CCFL"	卡特彼勒(中國)融資租賃有限公司(Caterpillar (China) Financial Leasing Co., Ltd.), a company incorporated in the PRC
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont, who, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company
"the Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"CPI Holding"	CPI Holding Co., Ltd., a company incorporated in the British Virgin Islands and wholly-owned by a company which is held as to 51.31% of their issued share capital by the Chearavanont Shareholders
"Group"	the Company and its subsidiaries
"Directors"	the directors of the Company
"ECI Metro"	ECI Metro Investment Co. Ltd., a company incorporated in the British Virgin Islands, in which the Company holds a 50% indirect equity interest through its wholly-owned subsidiary EKCM
"ECI Metro Group"	ECI Metro and its wholly-owned subsidiaries
"EKCM"	Ek Chor China Motorcycle Co. Ltd., a company incorporated in Bermuda and a wholly-owned subsidiary of the Company
"Guaranty"	the guaranty dated as of 4 July 2007 entered into by EKCM in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group up to the maximum amount of US$19 million

"New Guaranty"	the Guaranty as amended by the Amendment Agreement entered into by EKCM in favour of CCFL, guaranteeing the Obligations of the ECI Metro Group up to the maximum amount of US$30.55 million
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Obligations"	all present and future indebtedness of ECI Metro Group to CCFL advanced on or before 1 July 2009
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of United States
"Worth Access"	Worth Access Trading Limited, a company incorporated in the British Virgin Islands and wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 30 October 2008

As at the date of this announcement, the board of Directors comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

END